UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 333-158117

CUSIP NUMBER 74975J104

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Report Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RVUE HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

100 NE 3RD AVENUE, SUITE 200
Address of Principal Executive Office

FT. LAUDERDALE, FL 33301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. — NARRATIVE

The Registrant is unable, without unreasonable effort and expense, to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 ("Form 10-Q") because it needs additional time to complete certain reviews and analyses with respect to the financial statements and related disclosures to be included in its Form 10-Q. Thus, the Registrant requires additional time to properly complete and file its Form 10-Q for the quarter ended June 30, 2010.  The Registrant will file its Form 10-Q for the quarter ended June 30, 2010, no later than the fifth calendar day after the due date of such Form 10-Q.

PART IV. — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David A. Loppert		954	525-6464
	(Name)		(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report(s) been filed ? If answer is no, identify report(s).

	☒	Yes	☐	No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☐	Yes	☒	No

RVUE HOLDINGS, INC.
(Name of Registrant as Specified in Charter.)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 16, 2010	By	/s/ David A. Loppert
Chief Financial Officer